FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JULY 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1          News Release dated July 6, 2006
Docyment 2          Material Change Report dated July 6, 2006

                                                                      DOCUMENT 1

                         ACQUISITION OF PATENT PROPERTY

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce the option of the Patent Property located approximately 80 km south west of Timmins, Ontario. Consideration consists of $70,000 payable over three years and 250,000 shares payable over three years. The Company must incur an aggregate of $130,000 in exploration expenses on the Property over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The patent property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township.

Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. Amador Gold plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

In addition, the Company has granted 995,000 incentive stock options to directors and officers of the Company and 445,000 to employees and consultants at a price of $0.15 per share exercisable for a period of five years.

ON BEHALF OF THE BOARD

/S/ RICHARD HUGHES
----------------------
Richard Hughes
President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgold.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


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                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  July 6, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on July 6, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of a 100% interest in the Patent Property located approximately 80 km southwest of Timmins, Ontario. In addition, the Company has granted 995,000 incentive stock options to directors and officers of the Company and 445,000 to employees and consultants at a price of $0.15 per share exercisable for a period of five years.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced the option of the Patent Property located approximately 80 km south west of Timmins, Ontario. Consideration consists of $70,000 payable over three years and 250,000 shares payable over three years. The Company must incur an aggregate of $130,000 in exploration expenses on the Property over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

                  The patent property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township.

                  Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

                  Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. Amador Gold plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

                  In addition, the Company has granted 995,000 incentive stock options to directors and officers of the Company and 445,000 to employees and consultants at a price of $0.15 per share exercisable for a period of five years.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated at  Vancouver,  British  Columbia  this 6th day of July,
                  2006.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AMADOR GOLD CORP.
                                 (Registrant)


Date:    July 7, 2006            BY:  /S/ BEVERLY J. BULLOCK
                                 ---------------------------------------
                                 Beverly J. Bullock, Corporate Secretary